Form C-AR

INTRODUCTION

Slingshot USA, LLC is a Delaware limited liability company, formed on September 14, 2021 with a physical address at 1209 Orange Street, Wilmington, Delaware 19801. There have been no changes to any of the general business information that was in Original Form C.

FINANCIAL REPORT (see Attachment A)

FINANCIAL CONDITION OF THE COMPANY

The Company is in the David animated film's production stage and relies entirely upon private equity funding from its parent company and crowdfunding from investors to finance its operations.

The total production budget is US$54.6 million. The Company acquired US$19.6 million worth of development work from its holding Company by issuing preference shares to Slingshot Production Limited.

The Company raised US$4.961m through a Reg CF crowd-funding which fully closed in March 2022. Part of the US$4.96 million raised will be allocated to ongoing script and story development, with the balance allocated towards production.
The remaining US$30 million production budget required will be raised via Reg A+ and 506(c) equity financing rounds.
The Company contracted Miombo Enterprises Proprietary Limited (trading as "Sunrise Productions"), a computer animation studio based in Cape Town, South Africa, for the development and creation of David.
The Company has signed a distribution agreement with Angel Studios to advertise and distribute the "DAVID" movie.

Management is confident, with the current resources and key stakeholders involved, that the required production funding will be raised. With the production, advertising and distribution contracts in place, the Company is well-positioned to bring the David film to fruition, maximizing all the stakeholders' return.

OPERATIONS: DIRECTORS AND OFFICERS

Director:	Principal Occupation:	Main Employer:	Dates of Service:
Sanet Kritzinger	Entrepreneur	A2G Managers Limited	June 2002 – Present

Osment Philip Cunningham	Producer; Director	Miombo Enterprises (Pty) Ltd	Jan 2005 – Present
David Michael Brett Johnson	Founder/President	Institute for Innovation, Integration and Impact	June 1996 - Present

Officer:	Position:	Dates of Service:	Responsibilities:
David Michael Brett Johnson	Manager	Sep 2021 – Present	To manage the affairs of the Company within the provisions of the Operating Agreement and in the best interests of the Company.
Osment Philip Cunningham	Manager	Sep 2021 – Present	To manage the affairs of the Company within the provisions of the Operating Agreement and in the best interests of the Company.
Sanet Kritzinger	Manager	Sep 2021 – Present	To manage the affairs of the Company within the provisions of the Operating Agreement and in the best interests of the Company.
Bernardus Lans	Secretary	Nov 2021-Present	Company Administration

BENEFICIAL OWNERS WITH VOTING EQUITY

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering

Slingshot Productions Limited is the direct owner of the Common Units issued by Slingshot USA, LLC. Slingshot Productions Limited is part of the A2G Group of companies with the A2G Managers Trust as the sole ultimate holding entity. Continuum Fiduciary Ltd is the trustee and Sanet Kritzinger and Frederik Kritzinger are the beneficiaries of the A2G Managers Trust. Osment Cunningham, as one of the creators of the David movie demo, owns a 50% indirect interest in Slingshot Productions Limited through The Gideon Trust.	*50,400,000 Common Units*	*100%*

ISSUER: EXPLAINER AND BUSINESS PLAN

Slingshot USA, LLC was formed as a Delaware limited liability company on September 14, 2021 to produce a feature-length animated film based on the biblical story of David.

An initial, 5-minute demo of the David movie was created and produced by Slingshot Productions Limited, a private company organized and existing under the laws of the Republic of Mauritius ("Slingshot Productions Limited"). On November 8th, 2021, Slingshot Productions Limited sold the David movie demo, as well as all intellectual property related to the David movie, to the Company.

The Company is under contract with Miombo Enterprises Proprietary Limited (trading as "Sunrise Productions"), a computer animation studio based in Cape Town, South Africa, with respect to the development and creation of David.

<u>*Production of high-quality feature films*</u>

The Company produces high-quality animation feature films for the international market.

The Company is currently producing its first animation film, presently entitled "DAVID", based on an intellectual property that the Company has acquired from Slingshot Productions Limited and will further develop.

The total production budget target is US$54.6 million.

Slingshot Production Limited, the Company's holding company, has invested over US$19.6 million in research, development, production pipeline tech, visual treatment, three drafts of script development, storyboards and animatic, music and recruiting key leads. The Company acquired the $19.6 million worth of development work from its holding company by issuing Preference shares to Slingshot Production Limited.

The Company raised US$4.961m through a Reg CF crowd-funding which fully closed in March 2022. Part of this budget will be allocated to ongoing script and story development, with the balance allocated towards production. The Company intends to raise the balance US $30m via Reg A+ and 506(c) equity financing rounds.

The "DAVID" movie is tentatively scheduled to be released in 2025.

The David Project

Overview

We believe that David is the most significant biblical animated movie to be made since Dreamworks' Prince of Egypt. Our vision is an epic movie that is biblically authentic while standing alongside the likes of Moana and Tangled for quality and entertainment value.

There is a huge appetite for faith content done right - proven from the times of The Ten Commandments, through to the more recent successes of The Passion of the Christ and The Chosen.

As a genre, animation reaches arguably the broadest of all audiences - reaching across every age, culture, and language divide better than any other medium.

Commercially, animation is consistently being the best-performing movie genre in terms of revenue. It is also arguably the most enduring genre of all, and we are making David for families today and for generations to come.

David brings together the power and appeal of both animation and biblical storytelling and we are making a movie with powerful Biblical authenticity for a broad global audience.

David's story is ultimately an incredible journey of Faith, and a living, breathing, and world-changing relationship with God. This is the message we will share with countless millions of people now and for generations to come.

The creators of David are also the creators of the phenomenal Jungle Beat brand. The Jungle Beat series has been broadcast in over 150 countries and has a YouTube audience of nearly 200 million views per month. "Jungle Beat: The Movie" was acquired by Netflix, and in 2020 ranked in Netflix's Top 10 Movies globally, reaching 3rd place in the US, with an 80% Audience Score on Rotten Tomatoes.



David is one of the most inspiring characters in human history. Warrior, poet, shepherd, and king, David's life is one of incredible colour and energy.

It is the ultimate underdog story. It is about much more than a shepherd boy who took on a giant. It is a story that can inspire a generation to live more courageously, and love more generously. It has the power to change us.

David is a major animated feature film that will reach a global audience. Animation is arguably the most powerful medium through which to reach every generation, culture, and language. The world's most beloved animated films are re-watched again and again. We believe that David will be among them.

Our vision is to create an epic masterpiece that can stand proudly alongside the most iconic films in the history of the genre.

<u>Contributors to Development and Pre-Production To Date:</u>



"In over twenty years working at Pixar, I had the pleasure of working on incredible projects including Finding Nemo, Monster Inc, Incredibles 2, and many more, but David has a unique and special appeal. It's an absolutely extraordinary story, and more than that, it's a story that is sacred to millions of people and has endured for millennia. I can't wait to share this story with the world."

NATHAN STANTON
HEAD OF STORY



"As a music director and songwriter - to walk down the streets in the city of David in Jerusalem, to then be standing on the same battlefield where David conquered Goliath, and to write new songs and anthems of faith, on that same Holy ground has been one of the most special projects to be part of. To capture the heart and story of David, the Good Shepherd in these newly composed songs, inspired by the Psalms in a contemporary fresh sound and language - for a NEW generation, has been the most amazing experience and journey. I believe this movie and music will not just reach the world, but also inspire and remind the world that with God on your side, you can take on any giant that you are facing in your own life!"

JONAS MYRIN
MUSIC DIRECTOR (AND GRAMMY-WINNING SONGWRITER!)



"I have been blessed to work in Hollywood for 2 decades in Animation and VFX. My passion for supporting great films has been fulfilled on projects like the Star Wars, Transformers and Pirates of the Caribbean films going back to my first Animation project, Chicken Little. I never imagined that I would find myself in Cape Town, South Africa but from the moment I was shown the David project, I knew it was time to drop everything and join the very talented David team!"

SCOTT SMITH
SHOW SUPERVISOR



Phil Cunningham

Executive Producer/Director

Phil Cunningham is the founder of Sunrise Productions. Phil's passion for story-telling was ignited and fuelled as a young boy growing up in the wild frontier of Zimbabwe, where day-to-day life was often interspersed with larger-than-life characters and fantastic stories. Phil is a serial entrepreneur, a visionary, a storyteller, and most of all a man of Faith.

Over the last two decades, he has built Sunrise Animation Studios in Cape Town, South Africa. Sunrise has worked with some of the world's leading brands, while also creating one of the most popular pre-school animation brands in Jungle Beat, which has been broadcast in over 150 countries and has a YouTube audience of 2 billion views per year, and 7 million subscribers. More recently Sunrise released Jungle Beat: The Movie on Netflix, where it featured in the Top 10 movies across all genres for three weeks.

The story of David has been the driving passion behind Phil's journey into film, because of the incredible glimpses of God's nature that are woven into David's extraordinary story.



Jacqui Cunningham

Executive Producer

Jacqui Cunningham co-founded Sunrise Animation Studios with her husband Phil, and she has a particular passion for mentoring people and building incredible teams in the filmmaking and story process. She brings a great deal of intuitive wisdom to compliment Phil's entrepreneurial vision, and they have been an exceptional team in running a business, making movies, and raising their three children.



Brent Dawes

Director

Brent Dawes is the lead writer and director at Sunrise Productions in Cape Town. After studying Drama and spending a two-year stint as an advertising copywriter, Brent joined Sunrise way back in 2001 as lead animator on Africa's first animated feature The Legend of the Sky Kingdom. Brent has been the ever-present creative leader in the growth of Sunrise Animation Studios over the past two decades, and has created the Jungle Beat series, and directed Jungle Beat: The Movie, which was acquired by Netflix in 2021, where it ranked in the Top 10 movies across all genres for three weeks. Brent has creatively led Sunrise towards being the fun, vibrant, and visionary studio that it is today. Brent is currently writing and directing a major feature – *David*, while leading Sunrise's overall creative vision.

Production, Distribution and Advertising contracts

The Company has entered into a Production Services Agreement for the creative work and production of the "DAVID" movie with Miombo Enterprises Proprietary Limited (trading as "Sunrise Productions"), a studio based in South Africa. In addition, several industry specialists from all over the world have been contracted by the Company via the studio to render services ranging from character modeling, designing and effects to environment modeling, photography, vocal artists for the movie.

Slingshot Productions engaged individuals based in the USA to write, record, compose and arrange music and songs for the "DAVID" movie. All work done in this regard is now owned by the Company.

The Company has signed a distribution agreement with Angel Studios who will be responsible for advertising and distribution of the "DAVID" movie.

MATERIAL RISK FACTORS ASSOCIATED WITH AN INVESTMENT

The Company's assumptions concerning future operations may not be realized.

The Company's goal is to produce a commercially profitable movie using a production budget. The Company's projected results are dependent on the successful implementation of the Company's business plan and strategies and are based on hypothetical assumptions and events over which the Company has only partial or no control.

Furthermore, as a faith-based, niche film, the potential market may be smaller than your average blockbuster. The Company desires to obtain a theatrical release (among its other methods of distribution), but we cannot guarantee this for *David.*

While management believes that its goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. The revenue we could generate will vary greatly based on factors that we cannot quantify, including factors such as ultimate cost of production, methods of distribution later negotiated, audience interest, general economic outlook, etc.

Management will have broad discretion as to the use of the proceeds from the offering.

The Company's management will have broad discretion as to the use of the net proceeds from the Offering for the purpose of producing *David.* Investors will be relying on the judgment of the Company's management regarding the use of the proceeds for the purpose of producing *David*.

Investors will own non-voting preferred units and will have no ability to control or influence the business decisions of the Company.

Investors in the offering will obtain non-voting preferred units. As a result, current management will continue to have control of the business decisions and operations of the Company. It is possible that management will not make successful management decisions in all cases.

The Company is a newly formed company and has no history upon which investors can evaluate the Company.

The Company was recently formed for the purpose of developing, producing and distributing *David*. Accordingly, the Company has no operating history on which prospective investors may evaluate the Company's business and prospects. The Company has no revenues and requires the net proceeds from the sale of Preferred Units to fund the development and production of *David*. If and when production of the movie commences, no assurance can be given that *David* will receive market acceptance when produced. The Company faces all of the risks inherent in a new business, including the expenses, difficulties, complications and delays frequently encountered in connection with the formation and commencement of operations, the production and distribution of a movie, and the competitive environment in which the Company intends to operate. The Company may not successfully address any or all of these risks. If the Company does not successfully address these risks, the Company's business will be seriously harmed.

The Company's success depends on the successful production and distribution of a single movie and the Company is unable to diversify its investment to reduce its risk of failure.

David will be the only movie that the Company produces until the release of *David* in 2024. No assurance can be given that the Company's management team will be able to successfully develop, produce and make arrangements for the distribution of *David*. As the Company will have only one asset (*David*), the Company is more vulnerable to unanticipated occurrences than a more diversified business. The development, production, completion and distribution of *David* is subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competing films. There may be additional problems which could adversely affect the Company's profitability, including (without limitation) public taste, which is unpredictable and susceptible to change; competition with other films and/or shows, motion pictures and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. No assurance can be given that the Company will be able to successfully develop, produce, distribute, or realize any revenue from *David*. Failure to develop, produce, distribute or realize any such revenues will have a material adverse effect on the Company's business, operating results and financial condition.

Because the film business is highly speculative, the Company may never achieve profitability.

The film industry is highly speculative and involves a substantial degree of risk. No assurance can be given of the economic success of any film since the revenues derived from the production and distribution of a film primarily depend on its acceptance by the public, which cannot be predicted. The commercial success of a film also depends on the quality and acceptance of competing films and shows released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. We have no control over what other films or shows or content is released at the same time as our content and thus we cannot know, but it is always possible that another company's content may be more desirable than our own and we are unsuccessful in competing in the marketing. No assurance can be given that *David* will appeal to the public or that other shows and films may not be more appealing and therefore reduce the demand to view *David*. Accordingly, there is a substantial risk that *David* will not be commercially successful, in which case the Company may be unable to recoup all costs associated with the production of *David* or realize revenues or profits from the sale of *David*.

Technological advances may reduce demand for films and televisions.

The entertainment industry in general, and the motion picture and TV industry in particular, are continuing to undergo significant changes, primarily due to technological developments. Because of this rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of a film.

David will be subject to the risks associated with the production and distribution of motion pictures.

Although the production of a demo of *David* was completed, which was acquired by the Company from Slingshot Productions Limited, the Company cannot guarantee that production of the remaining motion picture will be successfully completed. Production costs are currently just an estimate and may significantly increase over time depending on many unknown outside influences, or those that may be known as related to the specific costs of currently expected expenditures for items still not under contract at a fixed price.

It is also possible that COVID-19 or any other number of unexpected situations may arise that prevent the completion of the production of *David*.

David has a license agreement to distribute the movie through Angel Studio's streaming platform. Distribution channels and methods can also fall out of grace with users/viewers and we may not be able to adapt quickly enough to keep momentum for the adoption of viewers of our content.

David may not succeed if it receives unfavorable reviews.

The financial success of a motion picture, in large measure, depends on the reaction of the public, which is often influenced by professional reviewers or critics for newspapers, television and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to *David*. To the extent that *David* receives unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

The Company will have to rely on the services of professionals and other key personnel who may be difficult to replace and the loss of any such persons could adversely affect the Company's business.

If the Company is not able to retain the services of key personnel retained by management, there will be a material adverse effect on the Company. If any one of these individuals becomes incapacitated or otherwise becomes unavailable, a qualified successor would have to be engaged. The Company may elect to offer membership units in the Company to key production personnel (such as producers, writers, actors, stunt coordinators and unit production managers) as a means of obtaining the best possible crew at the lowest up-front cost. *David*'s production and completion may be adversely affected if new personnel must be engaged, or if such personnel demand more favorable compensation. No assurance can be given that a qualified successor could be engaged. These professionals and key personnel also may be involved in other projects that may take them away from the production of *David* and cause delays, all of which may increase the cost of production of *David* and decrease the likelihood of being able to complete *David*, which would have an adverse effect on the Company's business and prospects.

Most of our competitors, which include large and small studios and production companies, have significantly greater financial and marketing resources, as well as experience, than do we.

We are a very small and unproven entity as compared to our competitors. We will compete with film studios, both large and small, production companies, independent producers and agencies. Most of the major U.S. studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, that can provide both the means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their operations. The major studios have more resources with which to compete for ideas, storylines and scripts. This may have a material adverse effect on our business, results of operations and financial condition. In addition, established smaller studios, production companies and agencies have significantly greater financial and marketing resources than do we. Many have sophisticated websites and the ability to advertise in a wide variety of media. We will principally depend on the business contacts of our executive officers. There are no assurances that our approach will be successful.

We will be required to raise additional capital to fully fund our business plan and expand our operations.

Currently, we have no revenue-generating activities. We raised an initial ±US$5 million via Reg CF towards a total required production budget of $35 million. We intend to raise the balance via subsequent Reg A+ and 506(c) equity financing rounds. The initial US$5 million raised, will be allocated to ongoing script and story development, with the balance allocated towards production. Even after taking account of the funds raised, we will need to raise additional funds to finalize the full production of *David*. We may seek to sell common or preferred equity or convertible debt securities, enter into a credit facility or another form of third-party funding or seek other debt financing in order to fund the development of *David*. We may also consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons.

Additional capital may not be available at such times or in amounts as needed by us. Even if capital is available, it might be available only on unfavorable terms. Any additional equity or convertible debt financing into which we enter could be dilutive to our then existing members. Any future debt financing into which we enter may impose covenants upon us that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our equity, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our members. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our scripts and manuscripts, or grant licenses on terms that are not favorable to us. If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail the acquisition, recycling or marketing of scripts and manuscripts, or we may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets.

We may not generate sufficient cash flow to make distributions to you.

There is no assurance that we will ever have income sufficient to cover our expenses and have sufficient cash flow to make distributions to you. Even if we make distributions, there can be no assurance concerning the timing or amounts of the distributions. You may be required to bear the economic risk of the investment for an indefinite period of time. Ultimately, each investor's risk with respect to this offering includes the potential for a complete loss of their investment.

The Company issued Preferred Units to Slingshot Productions Limited.

In addition to owning all of the Common Units of the Company, the Company also issued 19,600,000 Preferred Units to Slingshot Productions Limited as consideration for production costs previously incurred by Slingshot Productions Limited in connection with the creation and production of the *David* demo. Slingshot Productions Limited will be entitled to distributions of profits (to the extent the Company has generated sufficient cash flow) on equal footing with investors that purchased the Preferred Units as part of the Reg CF fundraising.

One of the creators of David *has the option to exchange its shares in Slingshot Productions Limited for Common Units in the Company.*

Osment Philip Cunningham, as one of the creators of the *David* movie demo, owns a 50% indirect interest in Slingshot Productions Limited through The Gideon Trust. The Gideon Trust has an agreement with Slingshot Productions Limited to exchange The Gideon Trust indirect interest for a direct interest in the Company currently owned by Slingshot Productions Limited, which would reduce Slingshot Productions Limited's ownership interest ratably.

OWNERSHIP AND CAPITAL STRUCTURE OF ISSUER

COMMON AND PREFERRED UNITS

The Company has issued two types of limited liability company units, namely Common and Preferred. "Unit" means a portion of the Membership Interests of the Company, including any Common Units and Preferred Units. All Units represent an equal portion of Membership Interests. The amount of Membership Interest represented by a Unit shall be equal to a fraction, the numerator of which is one (1) and the denominator of which is the number of all issued and outstanding Units of the Company.

"Preferred Units" means Units of the Company that have the same rights as those held by the Common Unit holders, except that (a) the Preferred Units do not carry a right to vote, govern, or actively participate in the Company's acts, and any reference to the vote of the Members or a Majority vote excludes the Preferred Unit holders, (b) the Preferred Units include a right to preferred distributions and (c) the Preferred Units only contain a certain right to information as required to be filed on an annual basis pursuant to 17 CFR 227.202.

Prior to making any distributions to the Common Unit holders, the Company shall first make distributions to the Preferred Unit holders until they have received a cumulative return of one hundred twenty percent (120%) of their initial capital contribution. Once the Preferred Unit holders have received a total of one hundred twenty percent (120%) of their initial capital contribution, the Company shall distribute all Profits in proportion to the Member's Membership Interest.

Common and preferred unit par values and units authorized, issued, and outstanding are reported in the following table;

	Authorized	**Issued and Outstanding**
Common Units	*70,000,000*	*50,400,000*
Preferred Units	*60,000,000*	*19,600,000*

Slingshot Productions Limited is the direct owner of the Common Units and Preferred Units issued by Slingshot USA, LLC. Slingshot Productions Limited is part of the A2G Group of companies, with the A2G Managers Trust as the sole ultimate holding entity. Continuum Fiduciary Ltd is the trustee, and Sanet Kritzinger and Frederik Kritzinger are the A2G Managers Trust's beneficiaries. As one of the David movie demo creators, Osment Cunningham owns a 50% indirect interest in Slingshot Productions Limited through The Gideon Trust.

PREVIOUS INDEBTEDNESS

The Company signed a loan and security agreement effective October 18, 2021 with Angel Studios, Inc., a Delaware corporation, for $1,000,000. The loan is repayable within 6 months of the effective date and is exclusively to fund the digital ad-buying for the Regulation Crowdfunding. The Company utilized $689,542 of the facility, which was fully repaid after year-end.

PREVIOUS EXEMPT OFFERING

The Company effectuated a Regulation Crowdfunding offering in December 2021, which ended in December of 2021 and finished closing in March 2022 for USD 4.961m. The Company issued Preferred Units for the proceeds received, which will be utilized as follows:

Use of Funds:	Offering Amount Received:
Portal Intermediary Fees:	$248,112
Marketing and Campaign Materials:	$156,000
Advertising Expenses:	$689,543
Production Expenses:	$3,317,755
Miscellaneous Expenses:	$550,000
Total:	$4,961,410

On January 27, 2022 the Company issued 9,923 Preferred Units to Harmon Brothers LLC and 248,071 Preferred Units to VAS Portal, LLC, in line with fundraising agreements entered into.

COMPANY TRANSACTIONS

There have been no large transactions or proposed transactions taken in the preceding 12 month period by the company that meet or exceed five percent of the aggregate amount raised in reliance on Regulation Crowdfunding.

The issuer has not previously failed to comply with ongoing reporting requirements

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the undersigned, thereunto duly authorized on April 29, 2022.

Slingshot USA, LLC.

By: /s/ David Michael Brett Johnson
Name: David Michael Brett Johnson
Title: Manager

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

David Michael Brett Johnson
Manager
04-29-2022

Sanet Kritzinger
Manager
04-29-2022

Osment Cunningham
Manager
04-29-2022

ATTACHMENT A (FINANCIAL REPORT)



Holyoak&Co.

AUDIT • ADVISORY • TAX • BOOKKEEPING • PAYROLL

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management:
SLINGSHOT USA, LLC
WILMINGTON, DE 19801

I have reviewed the accompanying financial statements of SLINGSHOT USA, LLC (a C corporation), which comprise the balance sheet as of December 31, 2021, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

I am required to be independent of SLINGSHOT USA, LLC and to meet my other ethical responsibilities, in accordance with the relevant ethical requirements related to my review.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Firm's Signature: Rend Holyoak
VINEYARD, UT 84059

April 26, 2022

SLINGSHOT USA, LLC

FINANCIAL STATEMENTS

December 31, 2021

SLINGSHOT USA, LLC

TABLE OF CONTENTS

See Accompanying Independent Accountant's Review Report

SLINGSHOT USA, LLC
Balance Sheet
As of December 31, 2021

Assets

Current Assets

Checking	$	11,214.78
Total Current Assets		11,214.78

Property and Equipment

Net Property and Equipment		0.00

Non-Current Assets

Video and Audiovisual Material - David	19,600,000.00
Intellectual Property	5,000,000.00
Video and Audiovisual Material - Young David	3,000,000.00
Non-fungible Tokens	12,400,000.00
Distribution Agreement	30,000,000.00
Total Non-Current Assets	70,000,000.00
Total Assets	$ 70,011,214.78

Liabilities and Stockholders' Equity

Current Liabilities

Accounts Payable	$	682,295.86
Short Term Loan		688,080.40
Total Current Liabilities		1,370,376.26

Long-Term Liabilities

Total Long-Term Liabilities	0.00
Total Liabilities	1,370,376.26

Stockholders' Equity

Capital Contributions	70,000,000.00
Retained Earnings	(1,359,161.48)
Total Stockholders' Equity	68,640,838.52
Total Liabilities and Stockholders' Equity	$ 70,011,214.78

SLINGSHOT USA, LLC
Income Statement

	4 Months Ended **December 31, 2021**
Sales	
Total Sales	0.00
Gross Profit	0.00
Operating Expenses	
Advertising - Creative	844,080.40
Bank Service Charges	206.26
Insurance Expense	10,646.00
Funding Fees	248,112.15
Professional Fees	256,116.67
Total Operating Expenses	1,359,161.48
Operating Income (Loss)	(1,359,161.48)
Other Income (Expenses)	
Total Other Income (Expenses)	0.00
Net Income (Loss) Before Taxes	(1,359,161.48)
Net Income (Loss)	$ (1,359,161.48)

SLINGSHOT USA, LLC
Statement of Retained Earnings

	4 Months Ended **December 31, 2021**
Beginning Retained Earnings	$ 0.00
Plus Net Income/(Loss)	(1,359,161.48)
Less Dividends Paid	0.00
Ending Retained Earnings	$ (1,359,161.48)

SLINGSHOT USA, LLC
Statement of Cash Flows
For the 4 Months Ended December 31, 2021

Cash Flows from Operating Activities

Net Income (Loss)	$	(1,359,161.48)
Adjustments to reconcile net income (loss) to		
net cash provided by (used in) operating activities:		
Losses (Gains) on Sales of Fixed Assets		0.00
Decrease (Increase) in Operating Assets:		
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		682,295.86
Other		688,080.40
Total Adjustments		1,370,376.26
Net Cash Provided By (Used In)		
Operating Activities		11,214.78

Cash Flows from Investing Activities

Capital Expenditures	(70,000,000.00)
Net Cash Provided By (Used In)	
Investing Activities	(70,000,000.00)

Cash Flows from Financing Activities

Capital Contributions	70,000,000.00
Net Cash Provided By (Used In)	
Financing Activities	70,000,000.00

Net Increase (Decrease) In		
Cash and Cash Equivalents		11,214.78
Beginning Cash and Cash Equivalents		0.00
Ending Cash and Cash Equivalents	$	11,214.78

SLINGSHOT USA, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2021

Note 1 - General financial statement disclosures

Limited Liability Company

Slingshot USA, LLC (the "Company") is a limited liability company organized in the state of Delaware on September 14, 2021 and made the Federal tax election to be taxed as a C corporation. The reference in the Review Report as "a C Corporation" is a reference to its tax status. The Company is a wholly owned subsidiary of Slingshot Productions Limited and does not have a finite life. Member liabilities are limited to the amount of equity contributions. All currency is reported in United States dollars (USD).

Nature of operations

Slingshot USA, LLC was formed to produce a feature-length animated film based on the biblical story of David. The filmmaking process starts with an idea. Inspiration for a film comes from many sources—from our in-house staff, from freelance writers or from existing literary or other works. Successful ideas are generally written up as a treatment (or story description) and then proceed to a screenplay, followed by the storyboarding process and then finally into the production process. Excluding the script and early development phase, the production process, from storyboarding to filming out the final image, for a full-length feature film can take approximately three to four years.

The Company is under contract with Miombo Enterprises (Pty) Ltd t/a Sunrise Productions ("Sunrise"), a computer animation studio based in Cape Town, South Africa, with respect to the development and creation of David. We have commissioned Sunrise to employ a small collaborative team that are responsible for preparing storylines and ideas for the initial stages of development. The team, through a system of creative development controls, are responsible for ensuring that ideas follow the best creative path within a desired budget and schedule parameters. The complexity of the project, the background environments, the characters and all of the elements in a project create a very intricate and time-consuming process.

The development phase generally consists of story and visual development. In the pre-production phase, the script and story are further developed and refined prior to the majority of the film crew commencing work on the project. The production phase which follows can last up to two years and involves the largest number of staff. Finally, in the post-production phase, the core visuals and dialogue are in place and we add important elements such as sound effects and the music/score.

An initial demo of the David movie was created and produced by Slingshot Productions Limited, a private company organized and existing under the laws of the Republic of Mauritius. On November 8th, 2021, Slingshot Productions Limited sold the David movie demo, as well as all intellectual property related to the David movie, to the Company, in exchange for 50,400,000 Common Units of the Company.

Note 1 - General financial statement disclosures (continued)
Summary of significant accounting policies
Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and equipment

Property and equipment are carried at cost. Property and equipment is depreciated on a straight-line basis with an estimated useful life of 3-5 years.

Contract costs

The Company has elected to apply the practical expedient provided by FASB ASC 340-40-25-4 and recognize the incremental costs of obtaining contracts as an expense when incurred, as the amortization period of the assets that would have otherwise been recognized is one year or less. The Company records these costs in selling, general, and administrative expenses.

Depreciation

Depreciation for major classes of depreciable assets will be computed on a straight-line basis.
For federal income tax purposes, depreciation will be computed using the accelerated cost recovery system and the modified accelerated cost recovery system. Expenditures for major renewals and betterments that extend the useful lives of property and equipment will be capitalized. Expenditures for maintenance and repairs will be charged to expense as incurred. No depreciation expense has yet accrued.

Amortization

The Company has been producing, and continues to produce, movies and shorts. During production, production costs are capitalized. Upon completion and availability for sale, capitalized production costs will be amortized and allocated to cost of goods sold based on either a straight-line basis over an estimated useful life or a pro rata consumption of sales vs projected total sales per management's estimate. Since production of initial products is still underway, this estimate is yet to be determined and amortization has not yet begun.

Intangible assets

In developing assumptions about the renewal or extension used to determine the useful life of intangible assets, the Company first considers its own historical experience in renewing or extending similar arrangements. These assumptions are adjusted for entity-specific factors. In the absence of that experience, the Company considers the assumptions that market participants would use about renewal or extension, adjusted for entity-specific factors.

Costs incurred to renew or extend the term of a recognized intangible asset are expensed as incurred in accordance with ASC 985-20-25-6.

Note 1 - General financial statement disclosures (continued)

The Company has finite and indefinite-life intangible assets, which primarily consist of character rights and distribution rights. At the time an acquisition occurs, management makes estimates and assumptions as to whether each intangible asset identified has a finite life or an indefinite-life. Character rights determined to have an indefinite life were due to the notoriety of the characters, as well as the strength and stability of the historical cash flows, which the Company believes will continue indefinitely.

Finite-life intangible assets consisting of character rights, distribution rights and programming content are amortized on a basis that aligns with the best estimate of the pattern of consumption of the asset over the individual asset's estimated useful life. The straight-line basis of amortization is used when the estimated cash flows from the assets are expected to be stable over the course of the assets' lives and not prone to significant volatility. For assets where the consumption pattern may fluctuate over time, the Company uses an amortization method that is based on the ratio that current gross revenues for the asset bear to the total of current and anticipated future gross revenues. The Company's finite-life intangible assets have assigned useful lives ranging from two to 15 years. On an annual basis, the Company reassesses whether the useful lives assigned continue to be appropriate. In addition, indefinite-life intangible assets are reviewed annually to determine whether it is more likely than not that the fair value of the assets (on an asset-by-asset basis) is less than its carrying amount. The Company's qualitative assessment includes an evaluation of remaining future net cash flows expected to be attributable to the intangible assets, macroeconomic conditions, and industry conditions. After taking into consideration all factors, both positive and negative in the aggregate, management concluded that it was not more likely than not that the fair value of the finite-life intangible assets was less than its carrying amounts for the period ended December 31, 2021.

As of December 31, 2021 intangible assets included no indefinite-life intangible assets. In addition, intangible assets included finite-life intangible assets as follows:

Description	Gross/Net
	USD
Intellectual Property	5,000,000
Video and audiovisual material programming content - David	19,600,000
Non-fungible Token	12,400,000
Distribution Agreement	30,000,000
Video and audiovisual material - Young David (demo)	3,000,000
Total	70,000,000

The Company will commence amortization of intangible assets once the production phase of the movie concludes. The Company expects to record amortization over the next five years as follows:

Year	USD
2023	-
2024	-
2025	$8,201,428
2026	$8,201,428
2027	$8,201,428

Note 1 - General financial statement disclosures (continued)

Advertising expenses

Advertising expenses consist of media, production, and other costs related to digital advertising, catalog mailings and other direct marketing activities. All advertising costs are expensed as incurred, or upon the release of the initial advertisement.

Note 2 - Cash and cash equivalents

Cash and cash equivalents consist of cash in the bank.

Note 3 - Trade and other payables

Trade and other payables and accruals are initially measured at fair value and, after initial recognition, at amortized cost, except for short-term payables with no stated interest rate and the effect of discounting would be immaterial, which are measured at their original initial amount.

Note 4 - Related party transactions

Acquisition of intangible assets

At the creation of the Company, it purchased intangible assets at fair value from its parent company, Slingshot Productions Limited. In return, the Company issued common and preferred unit equity shares. In the opinion of management, this transaction was on substantially the same terms as those prevailing at the time of comparable transactions and did not present any unfavorable features to the Company. Refer to note 5 - Fair value, for additional information.

Amount due to holding company

An amount of USD $270,974 is due to the Company's holding company, Slingshot Productions Limited, for accounting and administrative support services as well as expenses borne on behalf of the Company.

Note 5 - Fair value

The Company's purchase of level 3 assets from its parent company were purchased at fair value, according to management's judgment. The unobservable inputs used in the fair value measurement of the Company's level 3 assets are as follows:

The values assigned Intellectual Property were conservatively valued at USD $5 million to directly reflect actual Video and Audiovisual Material production expenditure to date.

The Company owns 1,500 pieces of unique production art, with a maximum of 10 NFTs minted from each piece. The estimated retail value per NFT is $1,000, using comparatives to similar artwork. The total projected income is USD $15 million less a 17.33% discount on this estimated total, being a newly created Company.

The Distribution Agreement was valued at USD $30 million using a discounted future cash flow model based on estimated revenue projections.

"Video and Audiovisual Material - David" was conservatively valued at USD $19.6 million to directly reflect actual production expenditure to create the David demo.

Video and audiovisual material are conservatively valued at USD $3 million , the actual spent on the production of the material.

Note 6 - Concentrations of Credit Risk

Distribution and servicing arrangements

Angel Studios has been engaged as the exclusive, worldwide distributor of David. The Company and Angel Studios have agreed to collaborate and mutually agree on marketing strategy, but a marketing cap of 50% of production costs has been pre-approved. The key terms of the distribution agreement are:

From the first dollar earned, 9% will be paid to the Companies Torch Creation Fund, and 6% will be held by Angel to cover O&D costs. This 15% combined fee will continue to be paid until the Opportunity Cost Corridor is reached (see below).

The 85% balance of revenue will be dedicated to recoup all Permitted Distribution and Marketing Expenses.

After all Permitted Distribution and Marketing Expenses are recouped, the 85% balance will be paid to the Company until Production Costs have been recouped.

Thereafter, the Opportunity Cost Corridor (OCC) will commence (and the O&D Fee and Torch Creation Fee will cease). During the OCC, Angel will receive 60% of the net revenue until it has received 27.33% of the Production Cost paid to the Company. The 40% balance of revenue will be paid to the Company throughout the corridor.

Finally, after the OCC ends, the Company will receive 66.67% of further net revenue, with the exception of revenue earned through distribution via the Angel App. The Company will be paid 56.67% of any revenue derived from the Angel App, plus a further Bonus of approximately 10%, but may be higher or lower, subject to the performance of the content on the App.

Note 7 - Equity

Stock-based compensation

The Company records employee stock-based compensation by measuring the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.

Estimates of the fair value of stock-based compensation awards are not intended to predict actual future events or the value ultimately realized by employees who receive such awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company. Changes to the Company's assessment of the probability of achieving performance criteria or the satisfaction of such criteria for performance-based awards granted to employees could significantly affect compensation expense to be recognized in future periods.

Common and preferred units

The Company has issued two types of equity units, namely Common and Preferred. "Unit" means a portion of the Membership Interests of the Company, including any Common Units and Preferred Units. All Units represent an equal portion of Membership Interests. The amount of Membership Interest represented by a Unit shall be equal to a fraction, the numerator of which
is one (1) and the denominator of which is the number of all issued and outstanding Units of the Company.

"Preferred Units" means Units of the Company that have the same rights as those held by the Common Unit holders, except that (a) the Preferred Units do not carry a right to vote, govern, or actively participate in the Company's acts, and any reference to the vote of the Members or a Majority vote excludes the Preferred Unit holders, (b) the Preferred Units include a right to preferred distributions as set forth in this Agreement. and (c) the Preferred Units only contain a certain right to information as required to be filed on an annual basis pursuant to 17 CFR 227.202.

Prior to making any distributions to the Common Unit holders, the Company shall first make distributions to the Preferred Unit holders until they have received a cumulative return of one hundred twenty percent (120%) of their initial capital contribution. Once the Preferred Unit holders have received a total of one hundred twenty percent (120%) of their initial capital contribution, the Company shall distribute all Profits in proportion to the Member's Membership Interest.

One of the creators of the David movie demo owns a 50% indirect interest in Slingshot Productions Limited through The Gideon Trust. The Gideon Trust has an agreement with Slingshot Productions Limited to exchange The Gideon Trust indirect interest for a direct interest in the Company currently owned by Slingshot Productions Limited, which would reduce Slingshot Productions Limited's ownership interest ratably.

Common and preferred unit par values and units authorized, issued, and outstanding are reported in the following table;

	Par value	Authorized	Issued/outstanding
Common Units	$0.00	70,000,000	50,400,000
Preferred Units	$0.00	60,000,000	19,600,000

Refer to the note 10 - subsequent events, for additional information.

Note 8 - Financing arrangements

The Company signed an interest-free loan and security agreement effective October 18, 2021, with Angel Studios, Inc., a Delaware corporation, for $1,000,000. The loan is repayable within six months of the effective date and is exclusively to fund the digital ad-buying for the Regulation Crowdfunding. On December 31, 2021 the Company utilized $688,080 of the facility, which was fully repaid after year-end. The loan was secured by the Company's Preferred Units.

Note 9 - Income taxes

Accounting policy

The Company accounts for income taxes pursuant to the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or a change in tax status is recognized in the Company's financial statements in the period that includes the enactment date. The Company records a valuation allowance to reduce its deferred income tax assets to the amount that is more likely than not to be realized. In evaluating its ability to recover its deferred income tax assets, the Company considers all available positive and negative evidence, including its operating results, ongoing prudent and feasible tax planning strategies, forecasts of future taxable income and the number of years remaining prior to the expiration of existing net operating loss carryforwards. In evaluating the forecasts, the Company also considers whether it will be able to generate future taxable income at sufficient levels to realize its deferred tax assets.

Net operating loss

The Company had a net operating loss (NOL) before income taxes for the period ended December 31, 2021 of $1,359,161. Federal and state NOL carryforward totaled $1,359,161 as of December 31,2021 and may begin a 20 year expiration in 2026 but under 2021 tax law, the NOL is carried forward indefinitely. As prescribed by the tax laws, the utilization of these federal and state NOL carryforwards may be subject to annual limitations of 80% of taxable income. At a 2021 flat corporate tax rate of 21%, the NOL represents a potential deferred tax asset of $285,424.

Note 10 - Cash flow

Noncash transactions

During 2021 the Company purchased all intangible assets from its parent company, Slingshot Productions Limited, by issuing common and preferred equity units.

Note 11 - Subsequent events

Management has evaluated subsequent events through April 26, 2022, the date the financial statements were issued. The Company successfully fully closed Reg CF fundraising in March 2022 for an amount of $4,961,410 and issued preferred units of 4,961,410 to crowdfund investors. On the same day, the Company issued 9,923 preferred units to Harmon Brothers and 248,071 units to the Angel funding portal in accordance with crowdfunding agreements.

Common and preferred unit par values and units authorized, issued, and outstanding are reported in the following table, after taking into account the preferred units transactions in the preceding paragraph:

	Par value	Authorized	Issued/outstanding
	USD	(Number of units)	(Number of units)
Common Units	0.00	70,000,000	50,400,000
Preferred Units	0.00	60,000,000	24,819,403

Note 12 - Going concern

The Company is still in the production stage, which raises questions about its ability to continue as a going concern. Until production is complete and the product is available for sale, the Company will rely entirely upon private equity funding from its parent company and crowdfunding to finance its operations. The Company raised ±$4.9 million through a Reg CF crowdfunding equity campaign on the Angel Funding Platform. The escrow agent received all the funds by December 31, 2021, and the clearing of funds and the closing process were finalized in January 2022. When the closing requirements were met in January, the funds were released to the Company, which will provide sufficient funds for the next 12 months of operations. The Company will launch further funding initiatives in the 2022 financials year, including a Reg A+ fundraising or private equity funding, for which the Company has already received interest from investors.